                      SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C. 20549

                                SCHEDULE 13G

                  Under the Securities Exchange Act of 1934

                               (Amendment No.    )

                      Theater Xtreme Entertainment Group, Inc.

___________________________________________________________________________

                              (Name of Issuer)

                        Common Stock ($.001 par value)

___________________________________________________________________________

                        (Title of Class of Securities)

                                88338C200 ___________________________________________________________________________

                              (CUSIP Number)

                              July 22, 2008

___________________________________________________________________________

       (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this

Schedule is filed:

    [ ]  Rule 13d-1(b)

    [X]  Rule 13d-1(c)

    [ ]  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities

Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

___________________________________________________________________________

                              SCHEDULE 13G

CUSIP No.  88338C200

___________________________________________________________________________

1.   Names of Reporting Persons.

     Universal Capital Management, Inc.

     I.R.S. Identification Nos. of above persons (entities only) 20-1568059

___________________________________________________________________________

2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)  [    ]       (b)  [    ]

___________________________________________________________________________

3.   SEC USE ONLY

___________________________________________________________________________

4.   Citizenship or Place of Organization

     Delaware

___________________________________________________________________________

                  5.   Sole Voting Power

                       3,725,844 shares

                  _________________________________________________________

Number of         6.   Shared Voting Power

Shares                 -0-

Beneficially      _________________________________________________________

Owned by          7.   Sole Dispositive Power

Each Reporting         3,725,844 shares

Person With:        _______________________________________________________

                  8.   Shared Dispositive Power

                       -0-

___________________________________________________________________________

9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     3,725,844 shares

___________________________________________________________________________

10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares

     (See Instructions)  [    ]

___________________________________________________________________________

11.  Percent of Class Represented by Amount in Row (9)

     13.9%

___________________________________________________________________________

12.  Type of Reporting Person

     OO

___________________________________________________________________________

Item 1.

          (a)  Name of Issuer:  Theater Xtreme Entertainment Group, Inc.

          (b)  Address of Issuer's Principal Executive Offices:

               250 Corporate Boulevard, Suite E, Newark DE 19702

Item 2.

          (a)  Name of Person Filing: Universal Capital Management, Inc.

          (b)  Address of Principal Business Office or, if none,

               Residence: 2601 Annand, Drive, Suite 16, Wilmington, DE 19808

          (c)  Citizenship: Delaware

          (d)  Title of Class of Securities: Common Stock

          (e)  CUSIP Number: 88338C200

Item 3.   If this statement is filed pursuant to Section 240.13d-1(b) or

          240.13d-2(b) or (c), check whether the person filing is a:

          (a) [  ] Broker or dealer registered under section 15 of the

                   Act (15 U.S.C. 78o).

          (b) [  ] Bank as defined in section 3(a)(6) of the Act (15

                   U.S.C. 78c).

          (c) [  ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

          (d) [  ] Investment company registered under section 8 of the

                   Investment Company Act of 1940 (15 U.S.C 80a-8).

          (e) [  ] An investment adviser in accordance with Section

                   240.13d-1(b)(1)(ii)(E);

          (f) [  ] An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

          (g) [  ] A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

          (h) [  ] A savings associations as defined in Section 3(b) of the

                   Federal Deposit Insurance Act (12 U.S.C. 1813);

          (i) [  ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the

                   Investment Company Act of 1940 (15 U.S.C. 80a-3);

          (j) [  ] Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

Item 4.

Ownership.

          (a) Amount beneficially owned: 3,725,844 shares

          (b) Percent of class: 13.9%

          (c) Number of shares as to which the person has:

          (i)  Sole power to vote or to direct the vote:  3,725,844 shares

         (ii)  Shared power to vote or to direct the vote:  -0-

        (iii)  Sole power to dispose or to direct the disposition of:

               3,725,844 shares

         (iv)  Shared power to dispose or to direct the disposition of: -0-

Item 5. Ownership of Five Percent or Less of a Class

        If this statement is being filed to report the fact that as of the

        Date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check

        the following  [    ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person:

        Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired

        the Security Being Reported on By the Parent Holding Company or

        Control Person: Not Applicable

Item 8. Identification and Classification of Members of the Group: Not

        Applicable

Item 9. Notice of Dissolution of Group: Not Applicable

Item 10. Certifications

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                               SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   August 1, 2008             Michael D. Queen

                                   By: /s/ Michael D. Queen

                                   ____________________________

                                   Michael D. Queen, President

                                   Universal Capital Management, Inc.